SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                            Boston Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   101121101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   12/31/2008
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 101121101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Zuckerman, Mortimer B.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    United States of America
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        9,383,692 (1)

    (6) Shared voting power:
        none

    (7) Sole dispositive power:
        9,383,692 (1)

    (8) Shared dispositive power:
        none

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    9,383,692 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     7.33%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Boston Properties, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           800 Boylston Street, Suite 1900, Boston, MA 02199

Item 2(a). Name of Person Filing:

           Zuckerman, Mortimer B.

Item 2(b). Address or Principal Business Office or, If None, Residence:

           599 Lexington Avenue, New York, NY 10022

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP No.:

           101121101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        9,383,692 (1)

    (b) Percent of class:
        7.33%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              9,383,692 (1)


        (ii)  Shared power to direct the vote
              none

        (iii) Sole power to dispose or direct the disposition of 9,383,692 (1)

        (iv) Shared power to dispose or direct the disposition of none

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        N/A

Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         N/A


----------
1. Includes (i) 2,537,548 shares of common stock, $0.01 par value per share ("Common Stock"), of Boston Properties, Inc., a Delaware corporation; (ii) 6,261,768 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership ("Common Units"), of which Boston Properties, Inc. is the general partner, that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of Boston Properties, Inc., 46,474 of which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Zuckerman is the sole manager; (iii) 178,287 long term incentive units ("LTIP Units") of partnership interest in Boston Properties Limited Partnership, that, upon the satisfaction of certain conditions, are convertible into Common Units; and (iv) 406,089 shares of Common Stock underlying currently exercisable options. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2008. The Reporting Person has opted to include in this report his beneficial ownership of Common Units and LTIP Units which are convertible into Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require Boston Properties, Inc. to redeem the Common Units in exchange for shares of Common Stock.


Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Mortimer B. Zuckerman

Date: 02/12/2009                      /s/ Mortimer B. Zuckerman
                                      Name:  Mortimer B. Zuckerman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 4 of 4 Pages